Exhibit 28

SECURITY AGREEMENT

THIS SECURITY AGREEMENT, dated as of March 27, 2025, is by Grown Rogue International Inc. an Ontario business corporation (the “Grantor”) in favor of Bridge Bank, a division of Western Alliance Bank (the “Lender”).

1. Definitions. All terms defined in Articles 1 through 9 of the applicable Uniform Commercial Code, as it may be amended from time, shall have the meanings specified therein unless otherwise defined herein or unless the context otherwise requires; and further, to the extent applicable shall include the equivalents thereto under the PPSA (as defined below) and the STA (as defined below), as applicable. Capitalized terms used and not defined herein shall have the meanings provided in the Credit Agreement. As used herein, the following terms have the following meanings:

“Borrower” means Grown Rogue Unlimited, LLC.

“Collateral” means all present and after-acquired personal property owned, leased, licensed, possessed, or acquired by Grantor, including all of Grantor’s right, title and interest in and to the following, whether now owned and existing or hereafter created or acquired, wherever located, together with all additions and accessions and all proceeds and products thereof: goods; money; fixtures; crops; farm products; accounts; inventory; equipment; documents; documents of title; instruments; supporting obligations, including all guaranties and letter of credit rights; Commercial Tort Claims; investment property; deposit accounts; chattel paper; general intangibles; computer and other data processing hardware; software programs, whether owned, licensed or leased; leases, rents, issues and profits; any insurance coverage relating to the foregoing, including casualty insurance coverage and credit insurance coverage; all books and records pertaining to any of the foregoing; and all business interruption insurance; and all proceeds of the foregoing.

“Commercial Tort Claims” means all of Grantor’s tort claims described on Exhibit A, as it may be updated from time to time.

“Credit Agreement” means the Credit Agreement between Borrower and Lender dated the date hereof, as it may be amended, restated or otherwise modified from time to time.

“Event of Default” means the occurrence of any of the following: (a) an Event of Default under the Credit Agreement, or any default under any other Loan Document or any other agreement between Lender and the Loan Parties that continues beyond any applicable cure period, or (b) any representation made by Grantor in this Agreement is false in any material respect on the date as of which made or as of which the same is to be effective.

“Guaranty” means the guaranty of the obligations of the Borrower to Lender, executed by Grantor which Guaranty is dated the date hereof, as it may be amended, restated or otherwise modified from time to time.

“Note” means, collectively, (a) Borrower’s Term Note dated the date hereof in favor of Lender in the amount of $7,000,000.00, as it may be amended, modified, supplemented or replaced from time to time in accordance with Section 11.4 of the Credit Agreement; and (b) any other note by the Loan Parties in favor of Lender outstanding from time to time.

“Obligations” shall mean all Obligations (as defined in the Credit Agreement) and all Obligations (as defined in the Guaranty), and includes all present and future indebtedness and obligations of the Grantor to the Lender under this Agreement.

“PPSA” means the Personal Property Security Act applicable in the jurisdiction where either the Collateral or the Grantor is situated.

“STA” means the Securities Transfer Act of the jurisdiction which governs the security interests in investment property (as defined in the STA) created by this Agreement.

“ULC” means an unlimited company formed under the laws of Nova Scotia, an unlimited liability corporation formed under the laws of Alberta, an unlimited liability company formed under the laws of British Columbia, or any other body corporate whose shareholders or members, in that capacity, are or may become liable or responsible for any of the indebtedness, liabilities or obligations of the body corporate.

“ULC Shares” means shares or any other equity interests in a ULC.

2. Grant of Security Interest.

2.1 Security Interest. As security for payment and performance of the Obligations, Grantor mortgages and charges to the Lender, and grants to the Lender a security interest in, all of Grantor’s right, title and interest in and to the Collateral. Grantor and Lender do not intend to postpone the attachment of the security interests hereunder, and the security interests will attach when: (a) this Agreement has been executed, or in the case of after-acquired property, when that property has been acquired by Grantor; (b) value has been given; and (c) Grantor has rights in the Collateral, or in the case of after-acquired property, acquires rights in the Collateral.

2.2 Right of Set Off. Grantor also grants Lender a security interest and lien in any credit balance or other money now or hereafter owed to Grantor by Lender, and, in addition, agrees that the Lender may at any time after an occurrence of an Event of Default, without notice or demand, set off against such credit balance or other money any amount unpaid under the Obligations. The Obligations will be paid by Grantor without regard to any equities between Grantor and Lender or any right of set-off, combination of accounts, cross-claim or counterclaim.

2.3 Unlimited Liability Companies. The following provisions apply to any present and after-acquired ULC Shares and interests in ULCs that form part of the Collateral:

(a) Nothing in this Agreement or any other agreement between Grantor and Lender is intended to, or will, constitute Lender or any person other than Grantor, a shareholder or member of any ULC for the purposes of (to the extent applicable) the Companies Act (Nova Scotia), the Business Corporations Act (Alberta), the Business Corporations Act (British Columbia) or any other applicable statute that provides for ULCs, until Lender in exercising its rights and remedies hereunder elects by notice in writing (the “ULC Notice”) to Grantor and each relevant ULC that either Lender or any person other than Grantor is entitled to require that Lender or other person be registered as the holder of the ULC Shares in the books, records and registers of that ULC, and to exercise the rights of a shareholder or member of that ULC. Until the ULC Notice is given Grantor will: (i) be entitled to receive and retain for its own account any dividends, property or other distributions in respect of the ULC Shares; and (ii) have the right to vote the ULC Shares and to control the direction, management and policies of the ULC that is the issuer of the ULC Shares to the same extent as Grantor would be able to do if the ULC Shares were not subject to the security interests.

(b) To the extent that any provision of this Agreement would have the effect of constituting Lender or any person other than Grantor as a shareholder or member of a ULC prior to the giving of the ULC Notice, that provision will be severed from this Agreement and be ineffective without otherwise invalidating or rendering unenforceable: (i) this Agreement; or (ii) that provision to the extent that it relates to Collateral other than ULC Shares.

(c) Without limiting the generality of Sections 2.3(a) and 2.3(b), no provision of this Agreement, or actions taken by Lender under this Agreement, will cause or be deemed to cause Lender or any person other than Grantor to be, and Lender and those other persons will not be deemed or entitled to, and will not: (i) be registered as a holder of any ULC Shares or as a shareholder or member of any ULC; (ii) have a notation entered in favour of any of them in the share register or central securities register of that ULC in respect of the ULC Shares; (iii) be held out as a shareholder or member or other equity holder of that ULC; (iv) receive, directly or indirectly, any dividends, property or other distributions from that ULC by reason of Lender holding the Security Interests in the ULC Shares; or (v) act as a shareholder or member of any ULC, or obtain, exercise or attempt to exercise any rights of a shareholder or member of any ULC, including the right to attend a meeting of, or to vote any ULC Shares of, any ULC, until Lender in exercising its rights and remedies hereunder has given the ULC Notice.

3. Representations and Warranties of Grantor. Grantor represents and warrants to the Lender that:

3.1 Ownership. Except as permitted under the Credit Agreement, Grantor owns the Collateral free of all Liens and no financing statement (other than those in favor of the Lender) is on file covering any of the Collateral.

3.2 Sale of Goods or Services Rendered. Each account and chattel paper constituting Collateral as of this date arose from the performance of services by Grantor or from a bona fide sale or lease of goods which have been delivered or shipped to the account debtor and for which Grantor has genuine invoices, shipping documents or receipts.

3.3 Location of Collateral. Grantor’s place of business or, if more than one, the chief executive office of Grantor, and the place Grantor keeps its records concerning accounts, is as previously disclosed to Lender. Grantor will not change the location of its chief executive office, the place where it keeps records concerning accounts or the place where equipment or inventory is kept unless such change is permitted by the Credit Agreement and 30 days’ advance written notice of such change, describing the new location, has been given to Lender.

3.4 Location of Collateral. Exhibit B contains the address of the chief executive office of Grantor, the addresses where any Collateral of Grantor is located, and the addresses of Grantor of all real estate to which any Collateral with a value in excess of $250,000.00 is affixed.

3.5 Intellectual Property. Schedule 5.13 to the Credit Agreement contains a correct and complete list and description of all federally registered patents, trademarks and copyrights owned by Grantor, and all applications for any of the foregoing.

3.6 Environmental Compliance. There are no conditions existing currently or likely to exist during the term of the Credit Agreement which would subject Grantor to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response pursuant to Environmental Laws by Grantor.

3.7 Commercial Tort Claims. Exhibit A contains an accurate and complete description of all of Grantor’s commercial tort claims.

3.8 Effectiveness of Representations and Warranties. The representations and warranties contained in this Section 3 shall be true and correct on and as of the date hereof, while any credit is available to Borrower under the Credit Agreement and while any of the Obligations remain unpaid, with such changes as are approved by Lender or are permitted by the Loan Documents.

4. Covenants of Grantor. Grantor agrees that while any credit is available to the Borrower under the Credit Agreement and while any of the Obligations remain unpaid:

4.1 Maintenance of Collateral. Grantor shall: (a) maintain the Collateral in which it has an interest in good condition and repair and not permit its value to be impaired (ordinary wear and tear excepted); (b) keep the Collateral free from all Liens except Liens in favor of the Lender and Liens permitted by the Credit Agreement; (c) defend the Collateral against all claims and legal proceedings by persons other than the Lender; (d) pay and discharge when due all taxes, levies and other charges or fees upon the Collateral; (e) not sell, lease or otherwise dispose of the Collateral or permit the Collateral to become a fixture or an accession to other goods, except as permitted by this Agreement; (f) not permit the Collateral to be used in violation of any applicable law or regulation or policy of insurance; and (g) operate its business in compliance with all warranties and covenants contained in the Credit Agreement.

4.2 Insurance. Grantor will keep all the Collateral insured against loss by fire, extended coverage perils and such other hazards as the Lender reasonably requires in amounts not less than the replacement cost thereof. All insurance policies shall be issued by an insurance company or companies reasonably acceptable to the Lender.

Grantor shall cause the issuer of each insurance policy to issue an endorsement to such policy and a certificate of insurance naming the Lender as an additional insured, lender’s loss payee and mortgagee and containing an agreement by the insurer that the policy shall not be terminated or modified without at least 30 days’ prior written notice to the Lender, and Grantor shall deliver each such certificate to the Lender. In the event of any loss or casualty exceeding $250,000 (the “floor amount”) which is covered by insurance, Grantor shall give immediate notice thereof to the Lender and Grantor grants to the Lender the right to make proof of such loss or damage. The Lender is hereby authorized and empowered by and on behalf of Grantor to settle, adjust or compromise any claims for loss, damage or destruction under any such insurance policy.

The proceeds of any loss in excess of the floor amount shall be paid to the Lender and, if initially received by Grantor, shall be immediately turned over to the Lender. The proceeds of any loss which is less than the floor amount shall be paid to Grantor entitled thereto; provided, however, that if an Event of Default continuing, all proceeds of such insurance policy shall be deposited with the Lender. Grantor authorizes the Lender to endorse the name of Grantor on any instrument evidencing such proceeds.

All proceeds of any such insurance received by the Lender shall be held by the Lender and shall be applied by it to the Obligations, or at Lender’s election provided that no Event of Default is continuing, to the repair or replacement of the lost, stolen, damaged or destroyed property with respect to which such proceeds were received. Notwithstanding the foregoing, provided that no Event of Default is continuing, if an Interest Rate Agreement is in effect, the applicable Grantor may elect, by timely written notice to Lender, to have such proceeds retained in a blocked account at Lender, subject to Lender’s first priority security interest, pursuant to such documents as Lender may request, rather than applying such proceeds to the Obligations.

4.3 Maintenance of Security Interest. Grantor authorizes Lender to file financing statements describing the Collateral. Grantor shall, at Grantor’s expense, take any action requested by the Lender to preserve and protect the rights of the Lender in the Collateral or to establish, determine priority of, perfect, continue perfected, terminate and/or enforce the Lender’s interest in the Collateral. Grantor shall execute and deliver to the Lender any and all documents which the Lender reasonably requests to protect its security interest in the Collateral.

4.4 Books and Records; Inspection.

(a) Grantor will keep proper books of record and account in which full, true and proper entries will be made with respect to the Collateral.

(b) Grantor agrees that the Lender and its representatives shall have the right during normal business hours from time to time, in each case subject to any restrictions required by applicable law, to call at Grantor’s place of business where its records concerning the accounts are kept and any other place where any of the Collateral is located, examine the Collateral and all records concerning the Collateral and make extracts therefrom or copies thereof.

4.5 Chattel Paper; Instruments. Chattel paper, instruments and other documents which constitute Collateral shall be on forms satisfactory to the Lender. Grantor shall promptly mark all such forms of Collateral to indicate conspicuously the Lender’s interest therein and, upon request, deliver them to the Lender.

4.6 Compliance with Environmental Laws. Grantor shall timely comply with all applicable Environmental Laws.

4.7 Commercial Tort Claims. Grantor shall update Exhibit A from time to time so that Exhibit A at all times contains an accurate and complete description of Grantor’s commercial tort claims.

5. Disposition of Collateral. Grantor shall not sell or otherwise dispose of Collateral, except as permitted by the Credit Agreement.

6. Remedies of Lender.

6.1 Remedies Upon Default. During the continuance of an Event of Default, the Lender may exercise any or all of the following rights and remedies:

(a) Collection of Accounts. The Lender may at any time notify the account debtor under any account of the Lender’s security interest therein and direct such account debtor to make payments directly to the Lender. The Lender may enforce collection of, settle, compromise or renew any such account. Any proceeds of accounts received or collected by Grantor shall not be commingled with any other funds or property of Grantor and shall be turned over to the Lender in precisely the form received (but endorsed by Grantor for collection, if necessary) not later than the Business Day following the day of receipt. Grantor hereby irrevocably appoints the Lender as Grantor’s attorney with power to ask for, demand, sue for, collect, receive and receipt for any monies due or to become due under any account and to endorse checks, drafts, orders and other instruments for the payment of money to Grantor with respect to an account; provided that the Lender shall not be obligated to make any demand for payment, to inquire concerning the nature or sufficiency of any payment received by the Lender or to take any other action regarding any account and no action taken or not taken by the Lender with respect to an account shall give rise to any defense, counterclaim or offset in favor of Grantor or to any claim or proceeding against the Lender.

(b) Uniform Commercial Code. The Lender shall have all of the rights and remedies for default provided by any applicable Uniform Commercial Code, the PPSA, as well as any other applicable law. With respect to such rights and remedies:

(i) The Lender may take possession of the Collateral without a hearing, which Grantor waives;

(ii) The Lender may require Grantor to assemble the Collateral and make it available to the Lender at any convenient place designated by the Lender and the Lender shall have the right to take immediate possession of the Collateral, and may enter Grantor’s premises, or wherever the Collateral shall be located and keep the Collateral at such locations without charge until sold; and

(iii) Written notice, when required by law, sent to Grantor at least ten calendar days (counting the day of sending) before a proposed disposition of the Collateral is reasonable notice.

(c) Protective Advances. The Lender is authorized, at its option, in Grantor’s name or otherwise, to take such action as may be necessary or desirable to remedy any failure by Grantor to comply with its obligations hereunder including, without limitation, signing Grantor’s name or paying any amount so required, and any amount so paid shall be payable by the Grantor to the Lender upon demand with interest from the date of payment by Lender at the highest default interest rate applicable to the Notes.

(d) Acceleration. If proceedings are commenced to appoint, or any creditor of Grantor or any other person privately appoints, a receiver, receiver-manager, trustee, custodian, liquidator, monitor or similar official for Grantor or any part of Grantor’s property, including the Collateral or any part of it, all of the Obligations will immediately become due and payable without any demand or any notice of any kind to Grantor. If any other Event of Default occurs Lender, in its sole and absolute discretion, may declare all or any part of the Obligations, whether or not by their terms payable on demand, immediately due and payable, without any further demand or notice of any kind. The provisions of this Section 6.1(d), and any other right to demand payment, and to accelerate payment, of the Obligations upon the occurrence of an Event of Default will not affect the demand nature of any indebtedness or obligations payable by Grantor to Lender on demand, and Lender may demand payment of that indebtedness and those obligations at any time without restriction, whether or not Grantor has complied with the provisions of this Agreement or any other instrument between Grantor and Lender.

6.2 No Marshaling. The Collateral may be sold in such parcels and in such order as the Lender shall determine. Grantor, for itself and all other persons claiming by, through or under it, hereby waives and releases, to the extent permitted by applicable law, any right to have the Collateral or any part thereof, marshaled upon any sale, foreclosure or other disposition thereof.

6.3 Instruments of Sale. The Lender may execute and deliver to each purchaser of Collateral bills of sale, deeds or other instruments conveying or transferring the property sold. Grantor irrevocably appoints the Lender as its attorney to execute and deliver all such instruments and ratifies and confirms all actions taken by the Lender pursuant to such appointment. If so requested by the Lender, Grantor shall execute and deliver to the Lender or to any such purchaser of Collateral such instruments of conveyance as deemed necessary or convenient by the Lender.

6.4 Application of Proceeds. All amounts received by the Lender in exercising its rights hereunder shall, unless otherwise required by law, be applied by the Lender to expenses incurred by the Lender in protecting or enforcing its rights under this Agreement (including without limitation reasonable attorneys’ fees and all expenses of taking possession, storing, holding, repairing, restoring, preparing for disposition and disposing of the Collateral) and to the Obligations as determined by Lender.

6.5 Remedies Cumulative. No remedy granted herein to the Lender is exclusive of any other remedy granted herein or by applicable law.

6.6 Waiver. The Lender may permit Grantor to cure any default hereunder without waiving the default so cured and the Lender may waive any default without waiving any subsequent or prior default by Grantor.

6.7 Protection or Preservation of Collateral. The Lender has no duty to protect, insure, collect or realize upon the Collateral or preserve rights in it against prior parties. The Lender shall not be responsible or liable for any shortage, discrepancy, damage, loss or destruction of any part of the Collateral regardless of the cause thereof. Lender has no obligation to clean the Collateral or otherwise prepare the Collateral for sale.

6.8 Compliance with Other Laws. Lender may comply with any applicable provincial, territorial law requirements in connection with a disposition of the Collateral and compliance will not be considered adversely to affect the commercial reasonableness of any sale of the Collateral.

6.9 Warranties. Lender may sell the Collateral without giving any warranties as to the Collateral. Lender may specifically disclaim any warranties of title or the like. This procedure will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral.

6.10 Security Interests Enforceable. The occurrence of an Event of Default will cause the security interests created herein to become enforceable against Grantor without the need for any action or notice by Lender.

6.11 Appointment of Attorney. Grantor appoints Lender, and any officer or agent of Lender, with full power of substitution, effective upon the occurrence of an Event of Default, to be the attorney of Grantor with full power and authority in the place of Grantor and in the name of Grantor or in its own name, to take all appropriate action and to execute all documents and instruments as, in the opinion of the attorney acting reasonably, may be necessary or desirable to accomplish the purposes of this Agreement, and generally to use the name of Grantor and to do all things as may be necessary or incidental to the exercise of all or any of the powers conferred on Lender under this Agreement. These powers are coupled with an interest and are irrevocable until this Agreement is terminated and the security interests are released. Nothing in this Section 6.10 affects the right of Lender or any other person, to sign and file or deliver, as applicable, any financing statements, financing change statements, notices, verification agreements and other documents relating to the Collateral and this Agreement as Lender or the other person considers appropriate.

6.12 Deficiency. If the proceeds of the realization of the Collateral are insufficient to fully pay the Obligations to Lender, Grantor will be liable to pay, and will immediately pay or cause to be paid, the deficiency to Lender.

7. Miscellaneous.

7.1 Notices. Any notices, communications and waivers under this Agreement shall be considered effective if given in accordance with the Credit Agreement.

7.2 Governing Law. This Agreement is being delivered in and shall be deemed to be a contract governed by the laws of the State of Arizona and shall be interpreted and enforced in accordance with the laws of that state without regard to the principles of conflicts of laws.

7.3 Submission to Jurisdiction, Venue and Consent of Process. As a material inducement to the Lender making the Loan:

(a) Consent to Jurisdiction. Grantor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any United States Federal or Arizona State court sitting in Phoenix, Arizona, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Arizona State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that Lender may otherwise have to bring any action or proceeding relating to this Agreement against Grantor or any properties of Grantor in the courts of any jurisdiction.

(b) Consent and Waiver of Objection to Venue. Grantor hereby irrevocably and unconditionally agrees that the exclusive venue for any action or proceeding arising out of or relating to this Agreement shall be in any United States Federal or Arizona State court sitting in Phoenix, Arizona, and any appellate court from any thereof. Grantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 7.3(b). Grantor hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Nothing contained in this Section 7.3(b) shall bar, prevent, or prejudice Lender from commencing and maintaining any action or proceeding arising out of or relating to this Agreement in any other court or venue as applicable law may permit or require.

(c) Service of Process. Grantor agrees to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any federal or state court in Phoenix, Arizona, and Grantor agrees that service of process upon Grantor mailed or delivered to Grantor in the manner provided in Section 11.1 of the Credit Agreement shall be deemed in every respect effective service of process upon Grantor in any such suit, action or proceeding in the State of Arizona. Grantor shall give prompt notice to Lender of any changed address.

7.4 Waiver of Jury Trial. GRANTOR HEREBY KNOWINGLY AND VOLUNTARILY WAIVES THE RIGHT IT MAY HAVE TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM BASED ON OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE LOAN, ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ANY OTHER ACTION OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT TO THE LENDER TO MAKE THE LOAN.

7.5 Limitation of Liability. GRANTOR HEREBY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER FROM THE LENDER ANY SPECIAL, EXEMPLARY, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES, OF WHATEVER NATURE, OTHER THAN ACTUAL, COMPENSATORY DAMAGES.

7.6 Severability. The invalidity of any provision of this Agreement shall not affect the validity of any other provision.

7.7 Persons Bound. This Agreement is for the benefit of the Lender and its successors and assigns and binds Grantor and its successors and assigns.

7.8 Entire Agreement. This Agreement shall constitute the entire agreement of the parties pertaining to the subject matter hereof and supersedes all prior or contemporaneous agreements and understandings of the parties in connection therewith.

7.9 Effect of Signatures. Execution and delivery of this Agreement by facsimile transmission, pdf copy or other electronic copy shall be fully binding as execution and delivery of original signatures.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date and year first above written.

GRANTOR:

GROWN ROGUE INTERNATIONAL, INC., an Ontario business corporation

By:	/s/ J. Obie Strickler
Name:	J. Obie Strickler
Title:	Authorized Signor

Signature Page to International Security Agreement

Certificate Of Completion
Envelope Id: 4F5F9354-00A1-4CCF-A6B7-29B9FE46E053		Status: Completed
Subject: Complete with Docusign: Grown Rogue International Security Agreement
Source Envelope:
Document Pages: 13	Signatures: 1	Envelope Originator:
Certificate Pages: 5	Initials: 0	Kellianne Wehr
AutoNav: Enabled		411 E. Wisconsin Ave.
EnvelopeId Stamping: Enabled		Milwaukee, WI 53202
Time Zone: (UTC-06:00) Central Time (US & Canada)		kelli.wehr@quarles.com
IP Address: 8.45.141.254

Record Tracking
Status:	Original	Holder:	Kellianne Wehr	Location:	DocuSign
	3/26/2025 10:09:37 AM		kelli.wehr@quarles.com

Signer Events	Signature	Timestamp
J. Obie Strickler	/s/ J. Obie Strickler	Sent: 3/26/2025 10:10:37 AM
Obie@grownrogue.com		Viewed: 3/26/2025 12:46:05 PM
Manager		Signed: 3/26/2025 12:46:17 PM
Grown Rogue Unlimited
Security Level: Email, Account Authentication	Signature Adoption: Pre-selected Style
(None)	Using IP Address: 66.169.255.238
Signed using mobile

Electronic Record and Signature Disclosure:
Accepted: 3/26/2025 12:46:05 PM
ID: b8a22ca5-3f0b-4bc9-9c5d-d7e5c3f0a98a

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Amelia Valenzuela amelia.valenzuela@quarles.com	COPIED	Sent: 3/26/2025 10:10:37 AM
Security Level: Email, Account Authentication
(None)

Electronic Record and Signature Disclosure:
Not Offered via Docusign

Randy Pflum Randy.Pflum@quarles.com	COPIED	Sent: 3/26/2025 10:10:38 AM
Security Level: Email, Account Authentication
(None)

Electronic Record and Signature Disclosure:
Not Offered via Docusign

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	3/26/2025 10:10:38 AM
Certified Delivered	Security Checked	3/26/2025 12:46:05 PM
Signing Complete	Security Checked	3/26/2025 12:46:17 PM
Completed	Security Checked	3/26/2025 12:46:17 PM

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

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To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at daniel.miller@quarles.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address.

If you created a DocuSign account, you may update it with your new email address through your account preferences.

To request paper copies from Quarles & Brady LLP

To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to daniel.miller@quarles.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with Quarles & Brady LLP

To inform us that you no longer wish to receive future notices and disclosures in electronic format you may:

i.	decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii.	send us an email to daniel.miller@quarles.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.

Required hardware and software

The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements.

Acknowledging your access and consent to receive and sign documents electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system.

By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that:

●	You can access and read this Electronic Record and Signature Disclosure; and

●	You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and

●	Until or unless you notify Quarles & Brady LLP as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by Quarles & Brady LLP during the course of your relationship with Quarles & Brady LLP.

EXHIBIT A

COMMERCIAL TORT CLAIMS

NONE.

EXHIBIT B

LOCATIONS OF COLLATERAL

N/A